UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2

(Amendment No. 6)

CUREVAC N.V.

(Name of Issuer)

Common Shares, par value €0.12 per share

(Title of Class of Securities)

N2451R105

(CUSIP Number)

Brian S. North, Esquire

Buchanan Ingersoll & Rooney PC

50 South 16th Street, Suite 3200

Philadelphia, PA 19102

(215) 665-8700

Dr. Marc Hauser

RITTERSHAUS

Harrlachweg 4 · 68163 Mannheim

Germany

+49 621 4256-275

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 8, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d–7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. N2451R105

1.	Names of Reporting Persons. dievini Hopp BioTech holding GmbH & Co. KG

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒(1)
(b) ☐

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Germany

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 70,846,532(2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 70,846,532(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 70,846,532(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 37.9%(3)

14.	Type of Reporting Person (See Instructions) PN

(1)

This Schedule 13D is filed by dievini Hopp BioTech holding GmbH & Co. KG (“dievini”), DH-LT-Investments GmbH (“DH-LT-Investments”), DH-Capital GmbH & Co. KG (“DH-Capital”), DHFS II Holding GmbH & Co. KG (“DHFS II Holding”), OH Beteiligungen GmbH& Co. KG (“OH Beteiligungen”), Zweite DH Verwaltungs GmbH (“Zweite DH”), Dietmar Hopp, Oliver Hopp, and Daniel Hopp (collectively, the “Reporting Persons”). dievini, DH-LT-Investments, and Dietmar Hopp are parties to the agreements with KfW described in Item 6 of this Schedule 13D relating to the voting and disposition of the common shares of the Issuer.

(2)	Represents 70,846,532 shares held of record by dievini.

(3)	This percentage is calculated based on 187,120,718 common shares of CureVac N.V. outstanding as reported in its Form 20-F Annual Report filed with the Securities and Exchange Commission on April 28, 2022

2

CUSIP No. N2451R105

1.	Names of Reporting Persons. DH-LT-Investments GmbH

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒(1)
(b) ☐

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Germany

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 10,102,286(2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 10,102,286(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,102,286(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.4%(3)

14.	Type of Reporting Person (See Instructions) OO

(1)

This Schedule 13D is filed by dievini Hopp BioTech holding GmbH & Co. KG (“dievini”), DH-LT-Investments GmbH (“DH-LT-Investments”), DH-Capital GmbH & Co. KG (“DH-Capital”), DHFS II Holding GmbH & Co. KG (“DHFS II Holding”), OH Beteiligungen GmbH& Co. KG (“OH Beteiligungen”), Zweite DH Verwaltungs GmbH (“Zweite DH”), Dietmar Hopp, Oliver Hopp, and Daniel Hopp ( collectively, the “Reporting Persons”). dievini, DH-LT-Investments, and Dietmar Hopp are parties to the agreements with KfW described in Item 6 of this Schedule 13D relating to the voting and disposition of the common shares of the Issuer. The Reporting Persons other than dievini, DH-LT-Investments, and Dietmar Hopp expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Represents shares held of record by DH-LT-Investments GmbH.

(3)	This percentage is calculated based on 187,120,718 common shares of CureVac N.V. outstanding as reported in its Form 20-F Annual Report filed with the Securities and Exchange Commission on April 28, 2022.

3

CUSIP No. N2451R105

1.	Names of Reporting Persons. DH-Capital GmbH & Co. KG

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐(1)

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Germany

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 70,846,532(2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 70,846,532(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 70,846,532(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 37.9%(3)

14.	Type of Reporting Person (See Instructions) PN

(1)

This Schedule 13D is filed by dievini Hopp BioTech holding GmbH & Co. KG (“dievini”), DH-LT-Investments GmbH (“DH-LT-Investments”), DH-Capital GmbH & Co. KG (“DH-Capital”), DHFS II Holding GmbH & Co. KG (“DHFS II Holding”), OH Beteiligungen GmbH& Co. KG (“OH Beteiligungen”), Zweite DH Verwaltungs GmbH (“DH Zweite”), Dietmar Hopp, Oliver Hopp, and Daniel Hopp ( collectively, the “Reporting Persons”). dievini, DH-LT-Investments, and Dietmar Hopp are parties to the agreements with KfW described in Item 6 of this Schedule 13D relating to the voting and disposition of the common shares of the Issuer. The Reporting Persons other than dievini, DH-LT-Investments, and Dietmar Hopp expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Represents 70,846,532 shares held of record by dievini.

(3)	This percentage is calculated based on 187,120,718 common shares of CureVac N.V. outstanding as reported in its Form 20-F Annual Report filed with the Securities and Exchange Commission on April 28, 2022.

4

CUSIP No. N2451R105

1.	Names of Reporting Persons. OH Beteiligungen GmbH & Co. KG

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐(1)

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Germany

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 70,846,532(2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 70,846,532(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 70,846,532(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 37.9%(3)

14.	Type of Reporting Person (See Instructions) PN

(1)

This Schedule 13D is filed by dievini Hopp BioTech holding GmbH & Co. KG (“dievini”), DH-LT-Investments GmbH (“DH-LT-Investments”), DH-Capital GmbH & Co. KG (“DH-Capital”), DHFS II Holding GmbH & Co. KG (“DHFS II Holding”), OH Beteiligungen GmbH& Co. KG (“OH Beteiligungen”), Zweite DH Verwaltungs GmbH (“Zweite DH”), Dietmar Hopp, Oliver Hopp, and Daniel Hopp ( collectively, the “Reporting Persons”). dievini, DH-LT-Investments, and Dietmar Hopp are parties to the agreements with KfW described in Item 6 of this Schedule 13D relating to the voting and disposition of the common shares of the Issuer. The Reporting Persons other than dievini, DH-LT-Investments, and Dietmar Hopp expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Represents 70,846,532 shares held of record by dievini.

(3)	This percentage is calculated based on 187,120,718 common shares of CureVac N.V. outstanding as reported in its Form 20-F Annual Report filed with the Securities and Exchange Commission on April 28, 2022.

5

CUSIP No. N2451R105

1.	Names of Reporting Persons. Dietmar Hopp

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒(1)
(b) ☐

3.	SEC Use Only

4.	Source of Funds PF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Germany

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 158,700

	8.	Shared Voting Power 84,387,007(2)

	9.	Sole Dispositive Power 158,700

	10.	Shared Dispositive Power 84,387,007(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 84,545,707

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 45.2%(3)

14.	Type of Reporting Person (See Instructions) IN

(1)

This Schedule 13D is filed by dievini Hopp BioTech holding GmbH & Co. KG (“dievini”), DH-LT-Investments GmbH (“DH-LT-Investments”), DH-Capital GmbH & Co. KG (“DH-Capital”), DHFS II Holding GmbH & Co. KG (“DHFS II Holding”), OH Beteiligungen GmbH& Co. KG (“OH Beteiligungen”), Zweite DH Verwaltungs GmbH (“DH Zweite”), Dietmar Hopp, Oliver Hopp, and Daniel Hopp ( collectively, the “Reporting Persons”). dievini, DH-LT-Investments, and Dietmar Hopp are parties to the agreements with KfW described in Item 6 of this Schedule 13D relating to the voting and disposition of the common shares of the Issuer. The Reporting Persons other than dievini, DH-LT-Investments, and Dietmar Hopp expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)

Represents 70,846,532 shares held of record by dievini, 10,102,286 shares held of record by DH-LT-Investments, 3,404,672 shares of record held by Zweite DH, and 33,517 shares held of record by a company of which Mr. Hopp is the sole shareholder.

(3)	This percentage is calculated based on 187,120,718 common shares of CureVac N.V. outstanding as reported in its Form 20-F Annual Report filed with the Securities and Exchange Commission on April 28, 2022.

6

CUSIP No. N2451R105

1.	Names of Reporting Persons. Oliver Hopp

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐(1)

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Germany

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 70,846,532 (2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 70,846,532(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 70,846,532(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 37.9%(3)

14.	Type of Reporting Person (See Instructions) IN

(1)

This Schedule 13D is filed by dievini Hopp BioTech holding GmbH & Co. KG (“dievini”), DH-LT-Investments GmbH (“DH-LT-Investments”), DH-Capital GmbH & Co. KG (“DH-Capital”), DHFS II Holding GmbH & Co. KG (“DHFS II Holding”), OH Beteiligungen GmbH& Co. KG (“OH Beteiligungen”), Zweite DH Verwaltungs GmbH (“Zweite DH”), Dietmar Hopp, Oliver Hopp, and Daniel Hopp ( collectively, the “Reporting Persons”). dievini, DH-LT-Investments and Dietmar Hopp are parties to the agreements with KfW described in Item 6 of this Schedule 13D relating to the voting and disposition of the common shares of the Issuer. The Reporting Persons other than dievini, DH-LT-Investments, and Dietmar Hopp expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Represents 70,846,532 shares held of record by dievini.

(3)	This percentage is calculated based on 187,120,718 common shares of CureVac N.V. outstanding as reported in its Form 20-F Annual Report filed with the Securities and Exchange Commission on April 28, 2022.

7

CUSIP No. N2451R105

1.	Names of Reporting Persons. Daniel Hopp

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐(1)

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Germany

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 70,846,532 (2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 70,846,532(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 70,846,532(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 37.9%(3)

14.	Type of Reporting Person (See Instructions) IN

(1)

This Schedule 13D is filed by dievini Hopp BioTech holding GmbH & Co. KG (“dievini”), DH-LT-Investments GmbH (“DH-LT-Investments”), DH-Capital GmbH & Co. KG (“DH-Capital”), DHFS II Holding GmbH & Co. KG (“DHFS II Holding”), OH Beteiligungen GmbH& Co. KG (“OH Beteiligungen”), Zweite DH Verwaltungs GmbH (“Zweite DH”), Dietmar Hopp, Oliver Hopp, and Daniel Hopp ( collectively, the “Reporting Persons”). dievini, DH-LT-Investments, and Dietmar Hopp are parties to the agreements with KfW described in Item 6 of this Schedule 13D relating to the voting and disposition of the common shares of the Issuer. The Reporting Persons other than dievini, DH-LT-Investments, and Dietmar Hopp expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Represents 70,846,532 shares held of record by dievini.

(3)	This percentage is calculated based on 187,120,718 common shares of CureVac N.V. outstanding as reported in its Form 20-F Annual Report filed with the Securities and Exchange Commission on April 28, 2022.

8

CUSIP No. N2451R105

1.	Names of Reporting Persons. DHFS II Holding GmbH & Co. KG

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	☒(1)
(b)	☐

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Germany

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 10,102,286 (2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 10,102,286(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,102,286(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.4%(3)

14.	Type of Reporting Person (See Instructions) OO

(1)

This Schedule 13D is filed by dievini Hopp BioTech holding GmbH & Co. KG (“dievini”), DH-LT-Investments GmbH (“DH-LT-Investments”), DH-Capital GmbH & Co. KG (“DH-Capital”), DHFS II Holding GmbH & Co. KG (“DHFS II Holding”), OH Beteiligungen GmbH& Co. KG (“OH Beteiligungen”), Zweite DH Verwaltungs GmbH (“Zweite DH”), Dietmar Hopp, Oliver Hopp, and Daniel Hopp (collectively, the “Reporting Persons”). dievini, DH-LT-Investments, and Dietmar Hopp are parties to the agreements with KfW described in Item 6 of this Schedule 13D relating to the voting and disposition of the common shares of the Issuer. The Reporting Persons other than dievini, DH-LT-Investments, and Dietmar Hopp expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Represents shares held of record by DH-LT-Investments GmbH.

(3)	This percentage is calculated based on 187,120,718 common shares of CureVac N.V. outstanding as reported in its Form 20-F Annual Report filed with the Securities and Exchange Commission on April 28, 2022.

9

CUSIP No. N2451R105

1.	Names of Reporting Persons. Zweite DH Verwaltungs GmbH

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	☒(1)
(b)	☐

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Germany

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,404,672(2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 3,404,672(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,404,672(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 1.8%(3)

14.	Type of Reporting Person (See Instructions) OO

(1)

This Schedule 13D is filed by dievini Hopp BioTech holding GmbH & Co. KG (“dievini”), DH-LT-Investments GmbH (“DH-LT-Investments”), DH-Capital GmbH & Co. KG (“DH-Capital”), DHFS II Holding GmbH & Co. KG (“DHFS II Holding”), OH Beteiligungen GmbH& Co. KG (“OH Beteiligungen”), Zweite DH Verwaltungs GmbH (“Zweite DH”), Dietmar Hopp, Oliver Hopp, and Daniel Hopp ( collectively, the “Reporting Persons”). dievini, DH-LT-Investments, and Dietmar Hopp, are parties to the agreements with KfW described in Item 6 of this Schedule 13D relating to the voting and disposition of the common shares of the Issuer. The Reporting Persons other than dievini, DH-LT-Investments, and Dietmar Hopp expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Represents shares held of record by Zweite DH Verwaltungs GmbH.

(3)	This percentage is calculated based on 187,120,718 common shares of CureVac N.V. outstanding as reported in its Form 20-F Annual Report filed with the Securities and Exchange Commission on April 28, 2022.

10

This Amendment No. 6 to Schedule 13D (this “Amendment”) amends the Schedule 13D filed with the Securities and Exchange Commission on August 24, 2020 by the Reporting Persons (the “Initial Statement” and, as amended and supplemented through the date of this Amendment, collectively, the “Statement”) with respect to common shares, par value €0.12 per share (the “Shares”) of CureVac N.V., a Dutch public company (the “Issuer”).

The discussion of the Pooling Agreement in Item 6 of the Statement is amended to read as set forth in Item 6 of this Amendment to reflect its termination and Item 5 revised to reflect the impact of that event on the beneficial ownership of the Reporting Persons.

Item 5. Interest in Securities of the Issuer

(a) and (b) The information required by Items 5(a) and (b) is set forth in Rows 7 - 13 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each Reporting Person.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Pooling Agreement

dievini, DH-LT-Investments, MH-LT-Investments GmbH, Bohlini invest GmbH, and 4H invest GmbH were parties to a Pooling Agreement (the “Pooling Agreement”) governing the disposition and voting of the Shares held by them. The Pooling Agreement was terminated on November 8, 2022.

Item 7. Materials to be Filed as Exhibits.

Exhibit No.	Description

1.	Power of Attorney (Incorporated by reference to Exhibit 1 to Amendment No. 5 to Schedule 13D filed by the Reporting Persons with the SEC on May 5, 2022).

2.	Joint Filing Agreement (Incorporated by reference to Exhibit 2 to Amendment No. 5 to Schedule 13D filed by the Reporting Persons with the SEC on May 5, 2022).

11

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 14, 2022

DIEVINI HOPP BIOTECH HOLDING GMBH & CO. KG

By:	dievini Verwaltungs GmbH
its General Partner

By:	/s/ Dr. Marc Hauser
Name:	Dr. Marc Hauser
Title:	Attorney-in-fact

DH-CAPITAL GMBH & CO. KG

By:	DH Verwaltungs GmbH
its General Partner

By:	/s/ Dr. Marc Hauser
Name:	Dr. Marc Hauser
Title:	Attorney-in-fact

OH BETEILIGUNGEN GMBH & CO. KG

By:	OH Verwaltungs GmbH
its General Partner

By:	/s/ Dr. Marc Hauser
Name:	Dr. Marc Hauser
Title:	Attorney-in-fact

DH-LT-INVESTMENTS GMBH

By:	/s/ Dr. Marc Hauser
Name:	Dr. Marc Hauser
Title:	Attorney-in-fact

/s/ Dr. Marc Hauser as attorney-in-fact
DIETMAR HOPP

/s/ Dr. Marc Hauser as attorney-in-fact
OLIVER HOPP

12

/s/ Dr. Marc Hauser as attorney-in-fact
DANIEL HOPP

DFHS II GmbH & Co. KG

By:	DHFS II GmbH
its General Partner

By:	/s/ Dr. Marc Hauser
Name:	Dr. Marc Hauser
Title:	Attorney-in-fact

DH-LT-INVESTMENTS GMBH

By:	/s/ Dr. Marc Hauser
Name:	Dr. Marc Hauser
Title:	Attorney-in-fact

Zweite DH Verwaltungs GmbH

By:	/s/ Dr. Marc Hauser
Name:	Dr. Marc Hauser
Title:	Attorney-in-Fact

13